VERITONE, INC.

1615 Platte Street, 2nd Floor

Denver, Colorado 80202

January 11, 2024

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Veritone, Inc.

Registration Statement on Form S-3

File No. 333-276363

Ladies and Gentlemen:

Veritone, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-276363) to become effective on Tuesday, January 16, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John-Paul Motley and Logan Tiari of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John-Paul Motley of Cooley LLP, counsel to the Registrant, at (213) 561-3204, or in his absence, Logan Tiari, at (213) 561-3207.

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Very truly yours,

VERITONE, INC.

By:	/s/ Craig Gatarz
Name:	Craig Gatarz
Title:	Chief Legal Officer and Secretary

cc:	John-Paul Motley, Cooley LLP

Logan Tiari, Cooley LLP